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As filed with the Securities and Exchange Commission on May 6, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Québec
(Name of Registrant)

Name and address of authorized agent in the United States:	Copies to:
Mr. Michel Robitaille Québec Government House One Rockefeller Plaza — 26th Floor New York, New York 10020-2102	Mr. Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad St. New York, New York 10004-2498

SECURITIES REGISTERED

Title of Securities	Amount
Debt Securities and Warrants	U.S.$2,780,084,591*

*
Or, if any Debt Securities or Warrants are offered at a discount or denominated in a currency other than United States dollars, such different amounts as shall result in an aggregate offering price of not more than U.S.$2,780,084,591.

Amount of filing fee: U.S.$327,215.96

The Debt Securities and/or Warrants listed above are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with U.S.$719,915,409 of Debt Securities and/or Warrants available under Registration Statement No. 333-13626, which together with the Debt Securities and/or Warrants listed above total U.S.$3,500,000,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933
and the Prospectus

Schedule B Item	Headings in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	*/***
4.	Debt Record
5.	*
6.	***
7.	Authorized Agent
8.	**
9.	**
10.	**
11.	*/**
12.	Validity of the Securities
13.	***
14.	***

*
Information included or to be included in Québec's Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**
Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.

***
Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

U.S. $3,500,000,000

Debt Securities

Warrants

This prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities or warrants unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May         , 2005.

 Please note that in this prospectus, references to "we", "our" and "us" refer to Québec.

Where You Can Find More Information

We file annual reports, amendments to annual reports and other information with the U.S. Securities and Exchange Commission ("SEC"). These reports include financial information about us and may be accompanied with exhibits.

You may read and copy any document we file with the SEC at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC's website at http://www.sec.gov.

You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from us or the other sources listed below.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below:

•    our Annual Report on Form 18-K for the year ended March 31, 2004; and

• all amendments to our Annual Report on Form 18K/A for the year ended March 31, 2004 filed prior to the date of this prospectus.

We also incorporate by reference all our future annual reports and all amendments to annual reports, and any other information we file with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we sell all of the Securities. Each time we file a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following addresses:

•    Québec
    Ministère des Finances
    Direction de la documentation financière
    et du Fonds de financement
    12 rue Saint-Louis
    Québec, Québec
    Canada G1R 5L3;

•    Credit Suisse First Boston LLC
    Investment Banking Group
    Eleven Madison Avenue
    New York, New York 10011-3629; and

•    Merrill Lynch & Co.
    Corporate Syndicate Department
    Merrill Lynch World Headquarters
    North Tower, Fifth Floor
    World Financial Center
    New York, New York 10281-1305.

Telephone requests may be directed to:

•    Québec at (418) 643-8141;

•    Credit Suisse First Boston LLC at (212) 909-4811; and

•    Merrill Lynch & Co. at (212) 449-6500.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any state where the offer is not permitted by the law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

 Forward-Looking Statements

This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

 Québec

 The information set forth below is not complete and is qualified by the more detailed information contained in Québec's Annual Report on Form 18-K for the fiscal year ended March 31, 2004, and the other documents incorporated by reference in this prospectus.

Québec is the largest by area of the ten provinces in Canada (1,541,000 square kilometers or 594,860 square miles, representing 15.4% of the geographical area of Canada) and the second largest by population (7.6 million, representing 23.6% of the population of Canada, as of January 2005).

Québec has a modern, developed economy, in which the service sector contributed 70.7%, the manufacturing industry 21.0%, the construction industry 5.6% and the primary sector 2.7% of real GDP at basic 1997 prices in 2004. The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment products (including aircraft and motor vehicles and associated parts), paper products, wood products, petroleum and coal products. Québec also has significant hydroelectric resources, generating approximately one-third of the electricity produced in Canada.

Montréal and Ville de Québec, the capital of Québec, are the centers of economic activity. Montréal is one of the main industrial, commercial and financial centers of North America and is Canada's second largest urban area as measured by population. Montréal is also Canada's largest port, situated on the St. Lawrence River, which provides access to both the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 95% of its population.

 Use of Proceeds

Unless otherwise specified in the prospectus supplement applicable to the Securities you are purchasing, which we refer to as the "prospectus supplement", we will:

•    add the net proceeds we receive from the sale of the Securities to the Consolidated Revenue Fund of Québec to be used for general purposes; or

•    partially or entirely credit such proceeds to the Financing Fund of Québec to be used for loans to public institutions or governmental enterprises and agencies.

 Description of the Securities

We may at various times offer Debt Securities and, jointly or separately, Warrants to purchase Debt Securities (collectively, the "Securities") in distinct series. This section summarizes the material terms of the Securities which are common to all series. It does not, however, describe every aspect of the Securities. If the terms described in this section or in the prospectus supplement differ from the terms described in the Securities (the form of which will be filed with the SEC), you should rely on the terms described in the Securities.

 Debt Securities

The Debt Securities, when issued, will constitute valid, binding, unsecured and unconditional obligations of us. We pledge our full faith and credit for the payment and performance of the Debt Securities. The Debt Securities will rank equally among themselves and with all other debt securities issued by us and outstanding at the date of the issue of the Debt Securities or in the future. They will be payable as to principal, premium, if any, and interest in lawful money of the United States of America or in any other currency or currencies specified in the prospectus supplement. Debt Securities will be payable in The City of New York at the offices of Citibank, N.A., or in any other place specified in the prospectus supplement.

 Information Specified in the Prospectus Supplement

The prospectus supplement will specify the following terms:

•    the terms of the Debt Securities, including, where applicable:

    —    the designation

    —    aggregate principal amount

    —    maturity

    —    rate or rates of any interest

    —    any interest payment dates

    —    currency or currencies of denomination and payment

    —    any index, price or formula to be used for determining the amount of any payment of principal, premium, if any, or interest

    —    denominations

    —    any terms relating to the holding and transfer of Debt Securities

    —    any terms for redemption, exchange, repurchase or sinking funds

•    the names of and principal amounts to be purchased by any underwriters

•    the purchase price

•    any underwriting discounts and commissions

•    any other terms of the plan of distribution.

Form, Exchange and Transfer

Unless otherwise specified in the prospectus supplement, the Debt Securities will be in fully registered form only in specified denominations.

You may exchange your Debt Securities for other authorized denominations of the same series of equal aggregate principal amount. You may transfer and exchange your Debt Securities, free of charge, subject to any restrictions set forth in the prospectus supplement. Unless otherwise specified in the prospectus supplement, Citibank, N.A., which acts as fiscal agent and paying agent, will keep a register for the registration and transfer of Debt Securities.

 Sinking Funds

If the prospectus supplement so indicates, we will agree, so long as any Debt Securities of a particular series are outstanding, to set aside as a sinking fund for those Debt Securities on the dates set forth in the prospectus supplement, the Canadian dollar equivalent of the percentage of the principal amount of those Debt Securities indicated in the prospectus supplement. The funds so set aside will be invested in those Debt Securities, in direct or guaranteed obligations of Québec or in direct obligations of the Government of Canada, bonds of any municipality or school corporation in Québec, bonds issued by institutions which are fully subsidized by the Governement du Québec or in other securities as may be determined by the Ministère des Finances.

The Debt Securities offered by this prospectus may include outstanding Debt Securities which are held in our sinking fund and are being resold by us or by government enterprises and agencies of Québec.

The Debt Securities may be debentures denominated and payable in Canadian dollars which are offered and sold in Canada ("Domestic Debentures"). The prospectus supplement relating to Domestic Debentures will contain a description of the terms of such Domestic Debentures, which will be governed by, and construed in accordance with, the laws of Québec and the laws of Canada applicable therein.

 Redemption

The prospectus supplement will indicate if the Debt Securities may be redeemed prior to their stated maturity.

 Original Issue Discount Securities

Debt Securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. We will describe in any prospectus supplement relating to original issue discount securities any special U.S. Federal income tax and other considerations applicable to those Debt Securities.

 Governing Law

Unless otherwise indicated in the prospectus supplement, the Debt Securities will be governed by the laws of Québec and the laws of Canada applicable therein.

 Place of Delivery

Unless otherwise indicated in the prospectus supplement, the Debt Securities will be delivered in The City of New York.

 Modifications

Unless otherwise indicated in the prospectus supplement, the fiscal agency agreement and the Debt Securities may be amended by us and the fiscal agent without notice to or the consent of the holder of any Debt Security if the amendment:

•    cures an ambiguity;

•    cures, corrects or supplements any defective provisions contained in the fiscal agency agreement or in the Debt Securities; or

•    is considered by us acting on the advice of independent counsel, necessary or desirable and not inconsistent with the fiscal agency agreement or the Debt Securities, and will not, in our reasonable opinion (with the fiscal agent receiving an opinion of counsel satisfactory to it), adversely affect the interests of the holders of Debt Securities.

However, no modification to any Debt Security may, without the consent of the holder of that Debt Security:

•    change the stated maturity or interest payment date of that Debt Security;

•    reduce the principal amount of or the rate of interest on that Debt Security;

•    change the currency of payment of that Debt Security;

•    impair the right to institute suit for the enforcement of any payment on that Debt Security or the guarantee;

•    reduce the percentage of holders of Debt Securities necessary to modify or amend the fiscal agency agreement or the terms and conditions of that Debt Security; or

•    reduce the percentage of outstanding Debt Securities necessary to waive any future compliance or past default.

 Book-Entry System

Unless otherwise specified in the prospectus supplement, the Debt Securities you purchase will be issued in the form of one or more fully registered global securities (each, a "Global Security"). Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") or any other depositary or depositaries identified in the prospectus supplement. These depositaries may include The Canadian Depository for Securities Limited, the Euroclear System or Clearstream Banking, société anonyme. A Global Security will be registered in the name of the relevant depositary or its nominee.

 Except as described below, a Global Security may be transferred, in whole or in part, only to the relevant depositary or its nominee.

Upon the issuance of a Global Security, we expect that the relevant depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by that Global Security to the accounts of institutions that have accounts with the depositary ("Participants"). The accounts to be credited will be designated by the underwriters, dealers or agents, or by us, in the case of Debt Securities that we sell directly. Ownership of beneficial interests in that Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in that Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the relevant depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Owners of beneficial interests in a Global Security may incur fees for the maintenance and operation of the book-entry system where that Global Security is held with DTC. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a Global Security.

Any payment of principal, premium or interest due on the Debt Securities on any interest payment date or at maturity will be made available by us to Citibank, N.A., as paying agent, or any other paying agent identified in the prospectus supplement, on that date. The paying agent will make those payments to the relevant depositary in accordance with existing arrangements between the paying agent and that depositary. We expect that the depositary, upon receipt of any payment of principal, premium or interest, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depositary. We also expect that payments by Participants to owners of beneficial interests in the Global Security held through those Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of those Participants. Neither we nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

So long as a depositary (or its nominee) is the registered owner of a Global Security, that depositary (or nominee) will be considered the sole owner and holder of the Debt Securities represented by that Global Security for all purposes of the Debt Securities. Except as provided below, or as may be specified in the prospectus supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by that Global Security registered in their names, will not be entitled to receive physical delivery of certificated Debt Securities in definitive form upon exchange or otherwise and will not be considered the owners or holders of any Debt Securities represented by a Global Security. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the relevant depositary and, if that person is not a Participant, on the procedures of the Participant through which that person holds its interest, to exercise any rights of a holder of Debt Securities. We understand that, under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action the relevant depositary (or nominee) as the holder of that Global Security is entitled to take, the depositary would authorize the Participants to take that action, and the Participants would authorize beneficial owners owning through those Participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Except as otherwise set forth in the prospectus supplement, a Global Security may not be transferred except as a whole by the relevant depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or any other nominee of the depositary, or by the depositary or the nominee to another depositary or its nominee or to a successor of the depositary or a nominee of the successor. Debt Securities represented by a Global Security are exchangeable for certificated debt securities of like tenor and of an equal aggregate principal amount in denominations of U.S.$1,000 (or other minimum denomination specified in the prospectus supplement) and integral multiples of U.S.$1,000 only if:

 •    the relevant depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security, or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and we do not appoint a successor depositary within 90 days after receiving that notice or becoming aware that the depositary is no longer so registered;

•    we notify the fiscal agent that all the Debt Securities represented by a Global Security are to be exchanged for certificated debt securities;

•    upon request by one or more owners of beneficial interests in a Global Security after an event of default entitling the holders to accelerate the maturity of the related Debt Securities has occurred and is continuing; or

•    in other events as may be specified in the prospectus supplement.

Any Debt Security that is exchangeable pursuant to the preceding sentence is to be exchanged for certificated debt securities registered in the names that the relevant depositary shall direct. Certificated debt securities may be presented for registration of transfer or exchange at the office of the paying agent in The City of New York or any other place specified in the prospectus supplement, and principal, premium, if any, and interest will be payable at that office of the paying agent, provided that interest may be paid by check mailed to the registered holders of the Debt Securities to their addresses appearing in the security register.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of securities transactions, like transfers and pledges, among its Participants in those securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other types of organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. DTC agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The rules applicable to DTC and its Participants are on file with the SEC.

If depositaries other than DTC are appointed, additional information with respect to those depositaries will be set forth in the prospectus supplement.

 Canadian Taxes on Debt Securities

In the opinion of our counsel, Bélanger Sauvé, l.l.p., and of Ogilvy Renault LLP, Canadian counsel for the underwriters or agents, if any, there are no withholding taxes payable under the laws of Canada or of Québec with respect to any Debt Securities or premium, if any, or interest thereon except in the circumstances set forth below. Under the Income Tax Act (Canada) (the "Act"), if any part of the interest (including amounts deemed interest under the Act) payable on the Debt Securities is:

•    contingent or dependent upon the use of or production from property in Canada;

•    computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion; or

•    computed by reference to dividends paid or payable to shareholders of any class of shares of a corporation;

 then interest payable on the Debt Securities will not be exempt from withholding taxes unless the Debt Securities are "prescribed obligations" for those purposes. A prescribed obligation is a debt obligation the terms of which provide for an adjustment to the amount payable under the obligation that is determined by reference to a change in the purchasing power of money, and on which no amount payable, other than that adjustment, is contingent or dependent upon or computed by reference to any of the criteria listed above.

There are no other taxes on income or capital gains payable under the laws of Canada or of Québec in respect of any Debt Securities or premium, if any, or interest thereon by an owner who is not, nor is deemed to be, a resident of Canada and who does not use or hold, and is not deemed to use or hold, any Debt Securities in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a bank business in Canada within the meaning of the Act.

There are no estate taxes or succession duties imposed by Canada or Québec in respect of any Debt Securities or premium, if any, or interest thereon.

 Warrants

We may issue, together with any Debt Securities offered by a prospectus supplement or separately, Warrants for the purchase of other Debt Securities. The Warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of Warrants. That prospectus supplement will set forth:

•    the terms of the Debt Securities purchasable upon exercise of the Warrants;

•    the principal amount of Debt Securities purchasable upon exercise of one Warrant, the exercise price and the procedures for, and conditions to, exercise for purchasing those Debt Securities;

•    the dates on which the right to exercise the Warrants will commence and expire;

•    the date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable; and

•    whether the Warrants represented by Warrant certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered.

Unless otherwise indicated in the prospectus supplement, the Warrants will be governed by the laws of Québec and the laws of Canada applicable therein. Unless otherwise indicated in the prospectus supplement, the Warrants will be delivered in The City of New York.

 Jurisdiction

We will appoint the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, N.Y. 10020-2102, as our authorized agent upon whom process may be served in any action based on the Securities which may be instituted in any State or Federal court in The City of New York by the holder of any Security, and will expressly waive any immunity to service of process regarding any action to which the Delegate General of Québec might otherwise be entitled. This appointment will be irrevocable until all amounts in respect of the Securities have been paid, except that, if for any reason the designated agent ceases to be able to act as the authorized agent or no longer has an address in The City of New York, we will appoint another person or persons in The City of New York as our authorized agent. We will expressly accept the non-exclusive jurisdiction of any court and will irrevocably waive, to the fullest extent permitted by applicable law, any immunity from the jurisdiction of any court to which it might otherwise be entitled in any action based upon the Securities.

We may be sued in the courts of Québec, and no applicable law requires the consent of any public official or authority for proceedings to be brought or judgment to be obtained against us arising out of or relating to obligations under the Securities. In addition, no immunity from suit is available to us in any action in those courts, irrespective of whether a party to the action or the holder of Securities is or is not resident within Québec or is or is not a citizen of Canada.

 Although any judgment obtained in an action brought in the courts of Québec against us may not be enforced by execution, applicable statutes provide that whenever Québec is condemned by a judgment that has become definitive to pay a sum of money, the Ministre des Finances, after having received a certified copy of the judgment, shall pay the amount due out of the money at his or her disposal for that purpose or, failing that, out of the Consolidated Revenue Fund of Québec.

 Plan of Distribution

We may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at:

•    a fixed price or prices, which may be changed;

•    prices related to prevailing market prices; or

•    negotiated prices.

The distribution may be effected in the United States and/or in any one or more other jurisdictions where permitted by law, as specified in the prospectus supplement.

In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). The prospectus supplement will identify these underwriters or agents, and will describe the compensation received from us.

Under agreements which we may enter into, dealers and agents who participate in the distribution of Securities may be entitled, and we have agreed that underwriters, if any, will be entitled, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

The prospectus supplement relating to Domestic Debentures will contain a description of the plan of distribution of those Domestic Debentures.

 Debt Record

Québec has paid the full face amount of the principal of and premium, if any, and interest on (a) every debt security issued or assumed by it, and (b) every indirect debt security on which it has been required to implement its guarantees, all promptly when due in the currency and in the country where payable, subject to any applicable laws and regulations forbidding trading with the enemy during wartime.

 Authorized Agent

Our authorized agent in the United States is the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102.

 Validity of the Securities

Bélanger Sauvé, l.l.p., Montréal, Québec, will pass upon the validity of the Securities and all other matters of Canadian and Québec law and procedure on our behalf and that of Québec. The validity of the Securities and all other matters of Canadian and Québec law and procedure will be passed upon for the underwriters or agents, if any, by Ogilvy Renault LLP, Montréal, Québec. The validity of the Securities will be passed upon as to matters of New York law for the underwriters or agents, if any, by Sullivan & Cromwell LLP, New York, New York, who will rely as to all matters of Canadian and Québec law on the opinions of the aforementioned two firms.

Ogilvy Renault LLP and Sullivan & Cromwell LLP have, from time to time, rendered legal services to us not connected with the offering of the Securities.

 Official Statements

The information set forth or incorporated by reference herein, except for the information appearing under "Plan of Distribution", was supplied by the Ministre des Finances du Québec, in its official capacity, duly authorized therefor.

PART II

1.
The amount or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or borne by or for the account of the Issuer in connection with the sale of the securities to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

  An itemized statement showing such expenses in connection with the sale of a particular issue of Securities will be provided in an amendment to Québec's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

2.
Agreement of the Issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances or other acts of Government under which the issue of such securities has been authorized.

  Québec hereby agrees to furnish copies of the opinions and consent of its counsel, Bélanger Sauvé, l.l.p., a general partnership, in an amendment to Québec's Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

3.
Substitution of security.

  All of the funded and floating debt of the Registrant is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)
To include any material information with respect to the Plan of Distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(l), (4) or (5) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

        This Registration Statement comprises:

(1)	The facing sheet;
(2)	The cross-reference sheet;
(3)	Part I consisting of the Basic Prospectus;
(4)	Part II consisting of pages II-1 through II-6;
(5)	The following Exhibits:
	(1.1)	Form of Underwriting Agreement.
	(4.1)	Fiscal Agency Agreement, dated as of May 30, 2002, between Québec and Citibank, N.A., as fiscal agent.*
	(4.2)	Supplemental Agreement to Fiscal Agency Agreement, dated as of December 11, 2003, between Québec and Citibank, N.A., as fiscal agent.*
	(4.3)	Form of Global Debt Security.
	(5.1)	Opinion of Bélanger Sauvé, l.l.p., Québec and Canadian Counsel to Québec.**
	(23.1)	Consent of Bélanger Sauvé, l.l.p., Québec and Canadian Counsel to Québec.
	(23.2)	Consent of Ogilvy Renault LLP.
	(99.1)	List of Names and Addresses of Underwriters.**
	(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.**
*
Incorporated by reference to Exhibit 4.1 to Québec's Amendment No. 2 on Form 18K/A, as filed with the Commission on December 11, 2003, to its Annual Report on Form 18K for the year ended March 31, 2003.

**
Filed with an amendment to Québec's Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

SIGNATURE OF REGISTRANT

        Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrant.

QUÉBEC
	By:	/s/ MICHEL ROBITAILLE Name: Michel Robitaille Title: Delegate General of Quebec in New York
May 6, 2005

SIGNATURE OF REGISTRANT'S AUTHORIZED AGENT IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, appearing below is the signature of the Registrant's authorized agent in the United States.

QUÉBEC
	By:	/s/ MICHEL ROBITAILLE Name: Michel Robitaille Title: Delegate General of Quebec in New York
May 6, 2005

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.
4.1	Fiscal Agency Agreement, dated as of May 30, 2002, between Québec and Citibank, N.A., as fiscal agent.*
4.2	Supplemental Letter Agreement to Fiscal Agency Agreement, dated as of December 11, 2003, between Québec and Citibank, N.A., as fiscal agent.*
4.3	Form of Global Debt Security.
5.1	Opinion of Bélanger Sauvé, l.l.p., Québec and Canadian Counsel to Québec.**
23.1	Consent of Bélanger Sauvé, l.l.p., Québec and Canadian Counsel to Québec.
23.2	Consent of Ogilvy Renault LLP.
99.1	List of Names and Addresses of Underwriters.**
99.2	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.**
*
Incorporated by reference to Exhibit 4.1 to Québec's Amendment No. 2 on Form 18K/A, as filed with the Commission on December 11, 2003, to its Annual Report on Form 18K for the year ended March 31, 2003.

**
Filed with an amendment to Québec's Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

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CONTENTS OF REGISTRATION STATEMENT
SIGNATURE OF REGISTRANT
SIGNATURE OF REGISTRANT'S AUTHORIZED AGENT IN THE UNITED STATES
EXHIBIT INDEX